EXHIBIT 99.1

                               NOTEHOLDERS REPORT

                        CRUSADE GLOBAL TRUST NO.1 OF 2001
                       COUPON PERIOD ENDING 22 APRIL 2003
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USD NOTES
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                         FV OUTSTANDING                                 COUPON PAYMENTS     PRINCIPAL    CHARGE OFFS
                              (USD)         BOND FACTOR   COUPON RATE        (USD)       PAYMENTS (USD)     (USD)
                         --------------     -----------   -----------   ---------------  --------------  -----------

CLASS A1 NOTES                     0.00       0.000000%      0.00000%             0.00             0.00     0.00
CLASS A2 NOTES           331,740,128.99      52.399325%      1.56000%      1,446,449.13   35,068,609.87     0.00
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
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                         FV OUTSTANDING                                 COUPON PAYMENTS     PRINCIPAL    CHARGE OFFS
                              (AUD)        BOND FACTOR    COUPON RATE        (AUD)       PAYMENTS (AUD)     (AUD)
                         --------------   ------------    -----------   ---------------  --------------  -----------
CLASS A3 NOTES           200,000,000.00    100.000000%      5.18890%     2,587,341.92             0.00      0.00
CLASS B NOTES             33,600,000.00    100.000000%   Not Disclosed   Not Disclosed            0.00      0.00
CLASS C NOTES              4,500,000.00    100.000000%   Not Disclosed   Not Disclosed            0.00      0.00
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                                                                   31-MAR-03
POOL SUMMARY                                                          AUD
------------                                                 -----------------
Outstanding Balance - Variable Rate Housing Loans                  754,733,423
Outstanding Balance - Fixed Rate Loans                             115,347,152
Number of Loans                                                          9,764
Weighted Average Current LVR                                            56.06%
Average Loan Size                                                       89,111
Weighted Average Seasoning                                             53 mths
Weighted Average Term to Maturity                                     239 mths


PRINCIPAL COLLECTIONS                                                 AUD
---------------------                                        -----------------
Scheduled Principal Payments                                      9,521,205.13
Unscheduled Principal Payments                                   65,793,359.84
Redraws                                                           8,517,212.83
Principal Collections                                            66,797,352.14


TOTAL AVAILABLE PRINCIPAL                                            AUD
-------------------------                                   ------------------
Principal Collections                                            66,797,352.14
Principal Charge Offs                                                     0.00
Pay Back of Principal Draw                                                0.00
Total Available Principal                                        66,797,352.14
Outstanding Principal Draws From Previous Period                          0.00
Principal Distributed                                            66,797,352.14
Principal Retained                                                        0.00


TOTAL AVAILABLE FUNDS                                                AUD
---------------------                                       ------------------
Available Income                                                 15,758,714.90
Principal Draw                                                            0.00
Liquidity Draw                                                            0.00
Total Available Funds                                            15,758,714.90


REDRAW & LIQUIDITY FACILITIES                                        AUD
-----------------------------                               ------------------
Redraw Shortfall                                                          0.00
Redraw Carryover Charge Offs                                              0.00

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CPR
---                                     JAN.-03        FEB.-03        MAR.-03
                                        -------        -------        -------

                  1 MTH CPR              23.28%         21.55%         22.47%
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ARREARS
-------                     % OF POOL
                           (BY NUMBER)
                           -----------

31 - 59 DAYS                  0.52%
60 - 89 DAYS                  0.22%
90+ DAYS                      0.20%
DEFAULTS*                     0.05%
LOSSES                         Nil

* Defaults are also included in the 90+ days arrears category.
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